Exhibit 12(dd)

PURCHASE AGREEMENT

BlackRock ETF Trust (the “Trust”), a statutory trust under the laws of the State of Delaware, and BlackRock Financial Management, Inc. (“BFM”), a Delaware corporation, hereby agree as follows:

1.  The Trust hereby offers BFM and BFM hereby purchases _______ shares of the Trust’s iShares Enhanced Emerging Markets Active ETF (the “Shares”) for $_______ per Share. The Trust hereby acknowledges receipt from BFM of funds in full payment for the foregoing Shares.

2.  BFM represents and warrants to the Trust that the foregoing Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3.  “BlackRock ETF Trust” and “Trustees of BlackRock ETF Trust” refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Agreement and Declaration of Trust dated February 21, 2019, as amended from time to time, which is hereby referred to and a copy of which is on file at the principal office of the Trust. The obligations of “BlackRock ETF Trust” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Trust personally, but bind only the Trust Property (as defined in the Amended and Restated Agreement and Declaration of Trust), and all persons dealing with any class of shares of the Trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the ____ day of ________, 2026.

BLACKROCK ETF TRUST

By:
Name: John M. Perlowski
Title: President and Chief Executive Officer

BLACKROCK FINANCIAL MANAGEMENT, INC.

By:
Name: Janey Ahn
Title: Managing Director